Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 5, 2013, relating to the consolidated financial statements and financial statement schedule of Ferro Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s election to change their method of recognizing defined benefit pension and other postretirement benefit expense), and the effectiveness of the Company’s internal control over financial reporting, appearing in or incorporated by reference in the Annual Report on Form 10-K of Ferro Corporation for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Cleveland, Ohio

July 31, 2013